NORTHWEST		Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 687-5792 Facsimile: (604) 687-6650
LAW GROUP
Stephen F.X. O’Neill*† Alan H. Finlayson Charles C. Hethey*∆	Michael F. Provenzano Christian I. Cu*†◊ Brian S.R. O’Neill*†◊
Northwest Law Group is an association of independent lawyers and law corporations.

File #0619

February 23, 2015

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention:  Erin Wilson

Dear Sirs/Mesdames:

RE:	I-MINERALS INC. (the “Company”) - SEC File No. 000-55321 - Form 10 Registration Statement Originally Filed November 17, 2014, as amended December 23, 2014

We are the solicitors for the Company.  We write on behalf of the Company in response to your comment letter dated February 6, 2015 regarding the above-referenced Form 10 Registration filing (the “Comment Letter”).  Our responses to the comments in the Comment Letter are set forth below.

Properties page 26

1.  We note your response to comment 3 from our letter dated January 9, 2015.  Please provide additional information so that we may better understand the pricing assumptions used in your prefeasibility study:

•   Provide us with your life of mine cash flow model associated with your prefeasibility study.  This should include the annual tonnages for each product, the annual price per tonne for each product, and the annual total revenue for each product.

In response to this comment, the Company has forwarded a copy of the life of mine cash glow model to the SEC.

•   Describe any variances between the annual tonnages and annual prices for each product used in your prefeasibility study cash flow model to those in in your marketing study. Provide references for all pricing.

In response to this Company, the Company has forwarded a discussion on variances between annual tonnages and annual pricing for each product used in the prefeasibility study to the SEC.

•   To the extent that the pricing used in your prefeasibility study is not based on your marketing study or contracts, tell us the guidance within NI 43-101 that you relied upon for your reserve pricing determination.

In response to this comment, we note that NI 43-101 is not restricted to only marketing studies and/or contracts as Item 19 of Form 43-101F1 requires the qualified person to “[d]iscuss the nature of any

* Practicing through O’Neill Law Corporation	◊ Also of the Nevada State Bar
∆ Also of the New York State Bar	† Also of the Washington State Bar

NORTHWEST LAW GROUP February 23, 2015 Page 2

studies or analyses completed by the issuer”.  In preparing a mineral reserve or mineral resource estimate, the qualified person will also comply with CIM Guidelines.  The CIM “Estimation of Mineral Resources and Mineral Reserves – Best Practice Guidelines – Industrial Minerals – Subcommittee” provides that “[p]ublished prices for industrial minerals may be used as indicators of value in the estimation of MRMR, but should be supplemented by additional pricing research to determine the potential value of the subject commodity.”  As such, these guidance notes would have formed the basis for utilizing pricing not based in the marketing study or contracts.

Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 7. Warrant Liability, page 16

2.   We note your response to prior comments 1 and 2 indicating that the warrant derivative liabilities were incorrectly valued as of April 30, 2014 due to clerical errors in the assumptions used.  Please provide us with the materiality analysis you performed under SAB Topics 1:M and 1:N to support your conclusion that these errors were not material to your financial statements for the fiscal year ended April 30, 2014 and the interim period ended October 31, 2014.

In response to this comment, we confirm that the actual assumptions used to value the derivative were correct and the derivative liability is not misstated.  The disclosure of the assumptions used in the notes is in error, not the balance sheet.

SAB Topics 1:M states that a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.  Management of the Company does not believe the error in disclosure is important to users.  SAM Topics 1:M goes on to state that an error arising from an estimate is less important, supporting managements view.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Charles C. Hethey”

CHARLES C. HETHEY

CCH/reg

Enclosures

cc:        I-Minerals Inc.